FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Expands Presence in Eastern Europe With New Polish Distributor - Connect Distribution

PRESS RELEASE

Magic Software Expands Presence in Eastern Europe

With New Polish Distributor - Connect Distribution

Connect Distribution to distribute uniPaaS application platform and iBOLT business integration suite to new customers throughout Poland

Or-Yehuda, Israel, April 15, 2010 - Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of application platforms and business and process integration solutions, today announced an agreement with Connect Distribution Sp. z o.o. for the distribution of Magic Software’s uniPaaS business application platform and iBOLT business integration suite to new customers and partners throughout the Polish territory.

Magic Software is expanding its long-term presence in Poland and plans to add a number of new distribution partners in Eastern Europe over the coming months. The addition of the uniPaaS application platform and iBOLT business integration suite to Connect Distribution’s portfolio enables the company to offer new IT capabilities to medium and large enterprises in the Polish market and to increase its footprint in the application and integration software markets.

Chris Szubert, General Manager for Connect Distribution commented on the agreement, “As a value added software distributor we have been looking for quite some time for a good and solid provider of application platforms and business integration solutions. Magic Software is definitely one of these as well as a great complementary vendor to our extensive software portfolio – delivering technology, simplicity and in the end, business productivity.”

uniPaaS application platform enables enterprises and software vendors to build client/server applications and rich internet applications (RIA) targeting the latest technologies such as Cloud computing, mobile phones and Software-as-a-Service (SaaS) offerings. The iBOLT business integration suite is based upon the same business-ready, code-free technology stack as uniPaaS. The product is able to simplify the integration of business applications including ERP, CRM, logistics, supply chain management and other enterprise systems.

Ran Lewinski, Distribution General Manager for Magic Software also commented, “We are very pleased to be working with Connect Distribution, a highly respected value-added IT distributor with a great deal of experience in the area of advanced information technology solutions. Our agreement will help us to continue expanding our presence in Eastern Europe and to introduce new Polish enterprises and ISVs to our fast, productive and cost-efficient technologies for any size or scope of business application development, deployment or integration needs.”

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uniPaaS Resources

•

Read more about the uniPaaS application platform

•

White Paper: 6 Tips for Building Mobile Enterprise Applications in 2010

•

White Paper: The new 5 Essentials for Building Business Applications

•

Download the FREE uniPaaS Discovery Edition

•

Download the FREE uniPaaS RIA Demo

iBOLT Resources

•

Find out more about iBOLT

•

iBOLT White Papers

•

iBOLT customer stories

Notes for Editors

uniPaaS is an application platform enabling Enterprises and Independent Software Vendors (ISVs) to deliver business applications with minimal project risk and associated costs.

Business-Ready Application Development

uniPaaS’ ready-made business application engine (metadata engine) allows developers to bypass the intensive code-writing stage and move more quickly and cost-efficiently to a full business application delivery. This results in fewer project failures and more ability to meet budget and timeline requirements.

Multiple Deployment Capability

With uniPaaS, developers can build an application once and then deploy in multiple modes, including; desktop, client/server, HTML web applications and web 2.0 rich internet applications. Multiple application versions can be more cost-effectively maintained as they are based on the same single development effort and codebase.

Mobile Application Support

The latest versions of uniPaaS make Windows Mobile access to RIA and SaaS as easy as Desktop access. This improves application availability for employees working out of the office. Mobile access also allows technicians and field staff using hand-held computing devices to directly access their business applications and be constantly connected to the organization’s back-end systems.

Full .NET integration

With full .NET integration for PC’s and mobile devices, uniPaaS enables enterprise IT departments and ISVs to create rich internet business applications that maximize the capabilities of the client platform user interface while providing complete connectivity to external devices and easier re-use of existing .NET code and assemblies.

iBOLT is a code-free business and process integration suite. The product works natively with systems such as SAP Business One, SAP Business All in One, SAP R/3, Salesforce.com, Oracle JD Edwards, IBM i applications and databases (AS/400), Lotus Notes applications, forms and databases, Health Care systems using HL7, Microsoft Dynamics CRM, Microsoft Sharepoint, EDI systems, and many more. iBOLT has won SAP’s quality and innovation awards for three consecutive years, from 2006 to 2008.

About Connect Distribution

Connect Distribution Sp. z o.o., was founded in 1998. The company is a specialized distributor of IT solutions with added value. Connect Distribution delivers the highest quality, world class software solutions backed up with consulting and technical support, for both the Polish and Eastern European markets. The company specializes in the newest, advanced technological solutions of proven reliability and high quality. The high level of services provided by Connect Distribution and its partners has been repeatedly appreciated by industry organizations and the media. For more information about Connect Distribution, visit http://connectdistribution.pl/en/company.html.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of multi-channel and cloud-enabled application platform solutions – including client/server, Rich Internet Applications (RIA) and mobile - and business and process integration solutions. Magic Software has 13 offices worldwide and a presence in over 50 countries with a global network of ISV’s, system integrators, value-added distributors and resellers and consulting and OEM partners. The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities.  Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about our industry related news, business issues and trends, read the Magic Software Blog.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners.

Magic Software Media Contacts:

USA

UK

Others

Cathy Caldeira

Ranbir Sahota

Arita Mattsoff

Metis Communications

Vitis PR Agency

Magic Software

Tel: +1-617-236-0500

Tel: +44 (0)121 242 8048

Tel. +972 (0)3 538 9292

Email: magicsoftware@metiscomm.com

Email: ranbir@vitispr.com

Email: arita@magicsoftware.com

Connect Distribution Media Contact

Dominika Bergiel

Connect Distribution

Tel. +48 22 542 41 71

Email: Dominika.bergiel@connectdistribution.pl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2010	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Expands Presence in Eastern Europe With New Polish Distributor- Connect Distribution

Exhibit 10.1